

Mail Stop 3561

January 20, 2011

Via U.S. Mail

Mr. Thomas A. Burke, Chief Executive Officer
Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403

> **Re:** **Modine Manufacturing Company**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed June 10, 2010**
> **Form 10-Q for the fiscal quarter ended September 30, 2010**
> **Filed November 5, 2010**
> **File No. 001-01373**

Dear Mr. Burke:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 10-K for the fiscal year ended March 31, 2010</u>

<u>Financial Statements, page 47</u>
<u>Notes to Consolidated Financial Statements, page 51</u>
<u>Note 7. Income Taxes</u>

1. We note from the reconciliation of the company's statutory tax rate for 2010 to its effective tax rate for the period that deferred tax adjustments impacted the company's effective tax rate by 15.3% during the period and "other" items impacted the company's effective tax rate by 13.5%. Please tell us and revise the notes to the company's financial statements in future filings to explain in further detail the nature and amounts of the deferred tax adjustments and other items that impacted the company's effective tax rate during 2010 by 15.3% and 13.5%, respectively. As part of your response, please explain in further detail the nature of the one-time adjustment of $1,607 that was recognized with respect to prior year deferred taxes in the U.S and explain in detail why you do not believe this adjustment represents the correction of an error. We may have further comment upon review of your response.

<u>Note 25: Segment and geographic information, page 85</u>

2. We note from the discussion on page 22 that the chief operating decision makers review segments results with an emphasis on gross margin and secondarily on segment operating income. In this regard, please tell us why gross margin is not presented for each of your operating segments in note 25. Refer to ASC 280-10-50-28 and advise.

<u>Quarterly Report on Form 10-Q for the Quarter ended September 30, 2010</u>
<u>Note 2. Significant Accounting Policies and Change in Accounting Principles, page 4</u>

3. We note that the company discovered items during the second quarter of fiscal 2011 that should have been recorded during the fiscal year ended March 31, 2010 and fiscal quarter ended June 30, 2011. Given that the company failed to identify and recognize these items in the relevant periods, please describe the effect of these omissions on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers believe that the disclosure controls and procedures were effective, despite the omissions, please explain in detail the basis for the officers' conclusions. We may have further comment upon review of your response.

4. Also, we note from the disclosure included in Note 2 to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, that the company did not believe the first quarter adjustments totaling $2,699 were material to the previously issued first quarter fiscal 2011 financial statements. Please provide us with the various quantitative and qualitative factors that management considered as part of its analysis in

determining that these adjustments were not material to the company's previously issued financial statements. Also, your disclosures in future filings with respect to these out of period adjustments should also be expanded to explain the factors considered by management in determining that these adjustments were not material. We may have further comment upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief